

December 20, 2012

Via E-mail
Mr. Stephen R. Crim
President and Chief Executive Officer
American Safety Insurance Holdings, Ltd.
31 Queen Street 2nd Floor
Hamilton, Bermuda HM 11

>    **Re:    American Safety Insurance Holdings, Ltd.**
>    **Form 10-K for Fiscal Year Ended December 31, 2011**
>    **Filed March 15, 2012**
>    **File No. 001-14795**

Dear Mr. Crim:

We have reviewed your November 26, 2012 response to our November 8, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.  Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
7. Statutory Accounting, page 97

1. Although your proposed disclosure in addendum A in response to prior comment three provides guidelines for how much American Safety Insurance Holdings, Ltd can pay to its stockholders as dividends, the amount cannot be determined from the disclosure.  Please revise to state the amount.

2. Please refer to prior comment five and to Addendum A. If you are unable to determine the amount of restricted net assets of your subsidiaries as required by rule 4-08(e)(3)(ii), please explain to us why, and revise your proposed disclosure to clarify, if true, that the only amounts available without approval for transfer to American Safety Insurance Holdings, Ltd in the form of loans, advances or cash

dividends from all of your subsidiaries is $120.3 million. Also, please tell us why the amounts in your disclosure in Addendum A appear to differ from those in your response to comment five.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mary Mast, Senior Staff Accountant, at (202) 551-3613, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant